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                                                                     Exhibit 4b



[PRUDENTIAL FINANCIAL LOGO]           Pruco Life Insurance Company of New Jersey
                                      Newark, New Jersey 07102

                                      a Prudential company


                         FIXED RATE ACCOUNT ENDORSEMENT

This Endorsement is part of the Contract to which it is attached and is effective upon issuance. The terms of this Endorsement apply to the Contract when Invested Purchase Payments or transfers are allocated to the Fixed Rate Account. Such allocations will be credited with interest by us as set forth herein. This Endorsement amends the Contract as follows:

I. RIGHT TO CANCEL CONTRACT: The Right to Cancel Contract Provision of the Contract also applies to this Endorsement if any portion of the Invested Purchase Payments under the Contract is allocated to the Fixed Rate Account.

II.      DEFINITIONS: The following is added to the Definition Section of the
         Contract:

                                   DEFINITIONS

    Fixed Rate Account              A portion of the General Account into which
                                    you may allocate Invested Purchase Payments or transfer Contract Value. It does not share in the investment experience of any Subaccount of the Variable Separate Account.
                                    The Fixed Rate Account is only available during the Accumulation Period.

    Interest Segment                An Interest Segment is a portion of the
                                    Fixed Rate Account that is created whenever you allocate or transfer an amount to the Fixed Rate Account.

    Interest Segment Maturity Date  The date the rate then in effect for a particular Interest Segment expires, which occurs 1 year from the date the Interest Segment was established.

III. ALLOCATION OF INVESTED PURCHASE PAYMENTS: Invested Purchase Payments may be allocated to the Fixed Rate Account in addition to the other Allocation Options, in accordance with the Allocation Guidelines shown on the Contract Data pages and restrictions thereunder.

IV.      FIXED RATE ACCOUNT: The following section is added to the Contract:

                               FIXED RATE ACCOUNT

         FIXED RATE ACCOUNT: You may elect to have Invested Purchase Payments allocated to the Fixed Rate Account. During the Accumulation Period you may transfer Contract Value from the Fixed Rate Account to the other Allocation Options (excluding the DCA Fixed Rate Account) and from the other Allocation Options (excluding the DCA Fixed Rate Account) to the Fixed Rate Account, subject to the Transfer Provision contained in this Endorsement.



ORD 98502-NY                                                                 (A)

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         INTEREST TO BE CREDITED: We credit interest to the amount in each
         Interest Segment daily at the daily equivalent of a specific rate declared for that Interest Segment until the earliest of: 1) the date the amount in the Interest Segment is withdrawn; 2) the date the amount in the Interest Segment is transferred out of the Interest Segment; 3) the Interest Segment Maturity Date; 4) the date as of which a death benefit is determined, and 5) the Annuity Date. The rate associated with each Interest Segment will not change until the Interest Segment Maturity Date. The initial Interest Segment Interest Rate applicable for Invested Purchase Payments allocated to the Fixed Rate Account on the Contract Date is shown on the Contract Data pages. Interest rates for future allocations or transfers to the Fixed Rate Account will be declared on or before the date when those allocations or transfers are made. The declared rates will never be less than the Minimum Guaranteed Interest Rate shown on the Contract Data pages. The current effective interest rates can be found by contacting the representative who sold you this Contract or by calling the Annuity Service Center.

V. TRANSFERS: The Transfer Provision of the Contract applies to this Endorsement, subject to the following terms and limitations specific to this Endorsement.

         On each Interest Segment Maturity Date, the amount maturing will be transferred into a new Interest Segment at the declared rate for the Fixed Rate Account effective as of that date. At that time, we will offer you an election to transfer up to 100% of the amount in the new Interest Segment into one or more of the other Allocation Options (excluding DCA Fixed Rate Account) within the 30-day period following the Interest Segment Maturity Date. Amounts that you withdraw or transfer into another Allocation Option during the 30-day period will receive interest for the period between the maturity date and the date of withdrawal or transfer at the declared rate that would have applied to those amounts if you had taken no action within the 30-day period. No transfers out of a particular Interest Segment will be permitted other than during the 30-day period following the Interest Segment Maturity Date.

VI. WITHDRAWALS: The following is added to the Withdrawals Provision of the Contract.

         A withdrawal from the Fixed Rate Account will result in a reduction of Contract Value. The minimum Contract Value which must remain in the Contract after a partial withdrawal is shown on the Contract Data pages. Special rules may apply for IRA's.

         You may direct that a withdrawal be made from the Fixed Rate Account. In such case, we will take the withdrawal on a pro-rata basis from each Interest Segment.

         If you do not specify the Allocation Option or Options from which the withdrawal is to be made, we will take the withdrawal on a pro-rata basis from all Allocation Options. Within the Fixed Rate Account, we will take the withdrawal on a pro-rata basis from each Interest Segment.

VII. DEFERRAL OF PAYMENTS OR TRANSFERS FROM THE GENERAL ACCOUNT: We reserve the right to defer payment for a withdrawal or transfer from the Fixed Rate Account for the period permitted by law, but for not more than six months after a request in Good Order is received by us at the Annuity Service Center.


                           Signed for Pruco Life Insurance Company of New Jersey



                           By
                                                                       Secretary


ORD 98502-NY                                                                 (A)



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